UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 4)

RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

HireRight Holdings Corporation
(Name of the Issuer)

HireRight Holdings Corporation
Hearts Parent, LLC
General Atlantic, L.P.
GAP (Bermuda) L.P.
General Atlantic GenPar (Bermuda), L.P.
General Atlantic Partners (Bermuda) IV, L.P.
General Atlantic Partners (Bermuda) EU, L.P.
General Atlantic GenPar, L.P.
General Atlantic (Lux) S.à r.l.
GAP Coinvestments III, LLC
GAP Coinvestments IV, LLC
GAP Coinvestments V, LLC
GAP Coinvestments CDA, L.P.
General Atlantic GenPar (Lux) SCSp
General Atlantic Partners (Lux) SCSp
General Atlantic Partners AIV-1 A, L.P.
General Atlantic Partners AIV-1 B, L.P.
General Atlantic (SPV) GP, LLC
General Atlantic Partners 100, L.P.
General Atlantic (HRG) Collections, L.P.
GAPCO AIV Holdings, L.P.
GAPCO AIV Interholdco (GS), L.P.
GA AIV-1 B Interholdco, L.P.
GA AIV-1 B Interholdco (GS), L.P.
GA AIV-1 A Interholdco (GS), L.P.
General Atlantic Partners (Bermuda) HRG II, L.P.
General Atlantic (SPV) GP (Bermuda), LLC
Trident VII, L.P.
Trident VII Parallel Fund, L.P.
Trident VII DE Parallel Fund, L.P.
Trident VII Professionals Fund, L.P.
Trident Capital VII, L.P.
Stone Point GP Ltd.
Stone Point Capital LLC
(Names of Persons Filing Statement)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

Common Stock: 433537107
(CUSIP Number of Class of Securities)

HireRight Holdings Corporation 100 Centerview Drive, Suite 300 Nashville, TN 37214 Tel: (615) 320-9800	Hearts Parent, LLC c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 32nd Floor New York, NY 10055 Tel: (212) 715-4000
Trident VII, L.P.
Trident VII Parallel Fund, L.P.
Trident VII DE Parallel Fund, L.P.
Trident VII Professionals Fund, L.P.
Trident Capital VII, L.P.
Stone Point GP Ltd.
Stone Point Capital LLC
c/o Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830
Tel: (203) 862-2900

General Atlantic (Lux) S.à r.l. General Atlantic GenPar (Lux) SCSp General Atlantic Partners (Lux) SCSp 412F, Route d’Esch, Luxembourg L-1471 Tel: (212) 715-4000
General Atlantic, L.P.
General Atlantic GenPar, L.P.
GAP Coinvestments III, LLC
GAP Coinvestments IV, LLC
GAP Coinvestments V, LLC
GAP Coinvestments CDA, L.P.
General Atlantic Partners AIV-1 A, L.P.
General Atlantic Partners AIV-1 B, L.P.
General Atlantic (SPV) GP, LLC
General Atlantic Partners 100, L.P.
General Atlantic (HRG) Collections, L.P.
GAPCO AIV Holdings, L.P.
GAPCO AIV Interholdco (GS), L.P.
GA AIV-1 B Interholdco, L.P.
GA AIV-1 B Interholdco (GS), L.P.
GA AIV-1 A Interholdco (GS), L.P.
c/o General Atlantic Service Company, L.P.,
55 East 52nd Street, 33rd Floor,
New York, NY 10055
Tel: (212) 715-4000

GAP (Bermuda) L.P.
General Atlantic GenPar (Bermuda), L.P.
General Atlantic Partners (Bermuda) IV, L.P.
General Atlantic Partners (Bermuda) EU, L.P.
General Atlantic Partners (Bermuda) HRG II, L.P.
General Atlantic (SPV) GP (Bermuda), LLC
Clarendon House, 2 Church Street,
Hamilton, Bermuda HM 11
Tel: (441) 295-1422

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Elizabeth A. Cooper Mark C. Viera Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 Tel: (212) 455-2000	John D. Amorosi H. Oliver Smith Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Tel: (212) 450-4000	Matthew W. Abbott Christopher J. Cummings Cullen L. Sinclair Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 Tel: (212) 373-3000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 4 (“Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended hereby, the “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) HireRight Holdings Corporation (“HireRight” or the “Company”), a Delaware corporation and the issuer of the common stock, par value $0.001 per share (the “Shares”), that is subject to the Rule 13e-3 transaction, (ii) Hearts Parent, LLC, a Delaware limited liability company (“Parent”), (iii) General Atlantic, L.P., a Delaware limited partnership, (iv) GAP (Bermuda) L.P., a Bermuda exempted limited partnership, (v) General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership, (vi) General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership, (vii) General Atlantic Partners (Bermuda) EU, L.P., a Bermuda exempted limited partnership, (viii) General Atlantic GenPar, L.P., a Delaware limited partnership, (ix) General Atlantic (Lux) S.à.r.l., a Luxembourg private limited liability company, (x) GAP Coinvestments III, LLC, a Delaware limited liability company, (xi) GAP Coinvestments IV, LLC, a Delaware limited liability company, (xii) GAP Coinvestments V, LLC, a Delaware limited liability company, (xiii) GAP Coinvestments CDA, L.P., a Delaware limited partnership, (xiv) General Atlantic GenPar (Lux) SCSp, a Luxembourg special limited partnership, (xv) General Atlantic Partners (Lux), SCSp, a Luxembourg special limited partnership, (xvi) General Atlantic Partners AIV-1 A, L.P., a Delaware limited partnership, (xvii) General Atlantic Partners AIV-1 B, L.P., a Delaware limited partnership, (xviii) General Atlantic (SPV) GP, LLC, a Delaware limited liability company, (xix) General Atlantic Partners 100, L.P., a Delaware limited partnership, (xx) General Atlantic (HRG) Collections, L.P., a Delaware limited partnership, (xxi) GAPCO AIV Holdings, L.P., a Delaware limited partnership, (xxii) GAPCO AIV Interholdco (GS), L.P., a Delaware limited partnership, (xxiii) GA AIV-1 B Interholdco, L.P., a Delaware limited partnership, (xxiv) GA AIV-1 B Interholdco (GS), L.P., a Delaware limited partnership, (xxv) GA AIV-1 A Interholdco (GS), L.P., a Delaware limited partnership, (xxvi) General Atlantic Partners (Bermuda) HRG II, L.P., a Bermuda exempted limited partnership, (xxvii) General Atlantic (SPV) GP (Bermuda), LLC, a Bermuda limited liability company (together with Filing Persons (iii) through (xxvi), “General Atlantic”), (xxviii) Trident VII, L.P., a Cayman Islands exempted limited partnership, (xxix) Trident VII Parallel Fund, L.P., a Cayman Islands exempted limited partnership, (xxx) Trident VII DE Parallel Fund, L.P., a Delaware limited partnership, (xxxi) Trident VII Professionals Fund, L.P., a Cayman Islands exempted limited partnership, (xxxii) Trident Capital VII, L.P., a Cayman Islands exempted limited partnership, (xxxiii) Stone Point GP Ltd., a Cayman Islands exempted company with limited liability and (xxxiv) Stone Point Capital LLC, a Delaware limited liability company (together with Filing Persons (xxviii) through (xxxiii), “Stone Point”). Parent, General Atlantic and Stone Point are Filing Persons of this Transaction Statement because they may be deemed to be affiliates of the Company under the SEC rules governing “going-private” transactions.

On February 15, 2024, the Company, Parent and Hearts Merger Sub, Inc. (“Merger Sub”) entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, on June 28, 2024, Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Final Amendment and the Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that, prior to the Merger, the Company was “controlled” by any Filing Person.

The information concerning the Company contained in, or incorporated by reference into, the Transaction Statement and the definitive proxy statement filed under Regulation 14A of the Exchange Act with the SEC pursuant to which the Company solicited proxies from the Company’s stockholders in connection with the Merger (as amended, the “Proxy Statement”) was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into the Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Capitalized terms used but not expressly defined in this Final Amendment shall have the respective meanings given to them in the Proxy Statement.

Item 10.	Source and Amount of Funds or Other Consideration

(a), (b), (d) Source of Funds; Conditions; Borrowed funds. Items 10(a), (b) and (d) are hereby amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, the Company is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). Item 1.01 of the Form 8-K is hereby incorporated by reference.

Item 15.	Additional Information

(c) Other Material Information. Item 15(c) is hereby amended and supplemented as follows:

On June 21, 2024, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve a proposal to adopt the Merger Agreement.

On June 28, 2024, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, the Company became a subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), in accordance with the terms and conditions set forth in the Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time (other than certain shares specified in the Merger Agreement), was canceled and extinguished and converted into the right to receive cash in an amount equal to $14.35 in cash per share (the “Merger Consideration”), without interest thereon.

In addition, at the Effective Time,

(1) each outstanding Company Option under the 2018 Equity Plan, whether vested or unvested, was converted into an option to purchase the same number of shares of common stock of the Surviving Corporation (or an affiliate thereof) at the same per-share exercise price and subject to the same terms and conditions as the applicable Company Option (including vesting conditions);

(2) each outstanding Company Option under the 2021 Equity Plan, to the extent then vested, was converted into the right to receive an amount (without interest) in cash equal in value to the product of (A) the total number of Shares subject to such Company Option multiplied by (B) the excess, if any, of the Merger Consideration over the exercise price per share underlying such Company Option; provided that if the per share exercise price for such Company Option was equal to or greater than the Merger Consideration, such Company Option was automatically forfeited and cancelled for no consideration;

(3) each outstanding and unvested Company Option under the 2021 Equity Plan was converted into the right to receive a cash-based award in an amount equal to the product of (A) the total number of Shares subject to such Company Option multiplied by (B) the excess, if any, of the Merger Consideration over the exercise price per share underlying such Company Option and subject to the same terms and conditions as the applicable Company Option (including vesting conditions); provided that if the per share exercise price for such Company Option was equal to or greater than the Merger Consideration, such Company Option was automatically forfeited and cancelled for no consideration;

(4) each outstanding Company RSU, to the extent then vested or vested but not yet settled, was converted into the right to receive an amount (without interest) in cash equal in value to the product of (A) the total number of Shares subject to such Company RSU multiplied by (B) the Merger Consideration;

(5) each outstanding and unvested Company RSU (including each Company PRSU that on March 12, 2024 was converted to an unvested Company RSU based on the level of achievement of the applicable adjusted EBITDA performance conditions) was converted into the right to receive a cash-based award in an amount equal to the product of (A) the total number of Shares subject to such Company RSU multiplied by (B) the Merger Consideration, which cash-based award will remain subject to the same terms and conditions as the applicable Company RSU (including vesting conditions);

(6) each outstanding Company PRSU that was subject to an absolute total shareholder return performance condition in respect of HireRight’s total stockholder return was forfeited and canceled for no consideration; and

(7) each other outstanding Company PRSU was converted into the right to receive a cash-based award in an amount equal to the product of (A) the total number of shares of Shares subject to such Company PRSU multiplied by (B) the Merger Consideration, which cash-based award remains subject to the same terms and conditions (including vesting and performance conditions) as the applicable Company PRSU.

On June 28, 2024, the Company notified the New York Stock Exchange (the “NYSE”) that the Merger had been completed. As a result, the NYSE suspended trading of Company common stock prior to the opening of trading on June 28, 2024. The Company requested that the NYSE file with the SEC a notification of removal from listing and registration on Form 25 with respect to the delisting of all Shares from the NYSE and the deregistration of such Shares under Section 12(b) of the Exchange Act. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. Following the effectiveness of the Form 25 with respect to the delisting, the Company intends to file with the SEC a certification on Form 15 requesting the termination of registration of Company common stock under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Sections 13 and 15(d) of the Exchange Act.

In addition, on June 28, 2024, the Company issued a press release announcing the closing of the Merger. The press release is attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed concurrently with the SEC, and is incorporated by reference herein as Exhibit (a)(5)(v) hereto.

Item 16.	Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(2)(i)	Definitive Proxy Statement of HireRight Holdings Corporation (included in the Schedule 14A filed on May 17, 2024, and incorporated herein by reference) (the “Definitive Proxy Statement”).
(a)(2)(ii)	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iii)	Letter to Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(v)	Current Report on Form 8-K, dated February 16, 2024 (included in Schedule 14A filed on February 16, 2024 and incorporated herein by reference).
(a)(2)(vi)	LinkedIn Post, dated February 16, 2024 (included in Schedule 14A filed on February 16, 2024 and incorporated herein by reference).
(a)(2)(vii)	Email to Employees, dated February 16, 2024 (included in Schedule 14A filed on February 16, 2024 and incorporated herein by reference).
(a)(2)(viii)	Employee FAQs, dated February 16, 2024 (included in Schedule 14A filed on February 16, 2024 and incorporated herein by reference).
(a)(2)(ix)	Employee FAQs, dated June 6, 2024 (included in Schedule 14A filed on June 6, 2024 and incorporated herein by reference).
(a)(2)(x)	Definitive Additional Materials to the Definitive Proxy Statement (included in Schedule 14A filed on June 14, 2024 and incorporated herein by reference).
(a)(5)(i)	Press Release, dated February 16, 2024 (incorporated by reference to Exhibit 99.1 to HireRight Holdings Corporation’s Form 8-K (filed February 16, 2024) (File No. 001-40982)).
(a)(5)(ii)	Current Report on Form 8-K, dated June 21, 2024 (filed on June 21, 2024 and incorporated herein by reference).
(a)(5)(iii)	Current Report on Form 8-K, dated June 28, 2024 (filed on June 28, 2024 and incorporated herein by reference).
(a)(5)(iv)	Press Release, dated June 28, 2024 (included in HireRight’s Current Report on Form 8-K filed on June 28, 2024 and incorporated herein by reference).
(c)(i)	Opinion of Centerview Partners LLC, dated February 15, 2024 (included as Annex D to the Definitive Proxy Statement, and incorporated herein by reference).
(c)(ii)*	The Presentation of Centerview Partners LLC to the Special Committee, dated December 20, 2023.
(c)(iii)*	The Presentation of Centerview Partners LLC to the Special Committee, dated January 21, 2024.
(c)(iv)*	The Presentation of Centerview Partners LLC to the Special Committee, dated January 26, 2024.
(c)(v)*	The Presentation of Centerview Partners LLC to the Special Committee, dated February 15, 2024.
(d)(i)
Agreement and Plan of Merger, dated February 15, 2024 by and among HireRight Holdings Corporation, Hearts Parent, LLC and Hearts Merger Sub, Inc. (included as Annex A to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(ii)
Support Agreement, dated February 15, 2024, by and among HireRight Holdings Corporation, Hearts Parent, LLC, General Atlantic Partners (Bermuda) HRG II, L.P., General Atlantic (HRG) Collections, L.P., GAPCO AIV Interholdco (GS), L.P., GA AIV-1 B Interholdco (GS), L.P. and GA AIV-1 A Interholdco (GS), L.P. (included as Annex B to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(iii)
Support Agreement, dated as of February 15, 2024, by and among HireRight Holdings Corporation, Hearts Parent, LLC, Trident VII, L.P., Trident VII Parallel Fund, L.P., Trident VII DE Parallel Fund, L.P. and Trident VII Professionals Fund, L.P. (included as Annex C to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(iv)*
Interim Investors’ Agreement dated as of February 15, 2024, by and among General Atlantic Partners (Bermuda) HRG II, L.P., General Atlantic (HRG) Collections, L.P., GAPCO AIV Interholdco (GS), L.P., GA AIV-1 B Interholdco (GS), L.P., GA AIV-1 A Interholdco (GS), L.P., Trident VII, L.P., Trident VII Parallel Fund, L.P., Trident VII DE Parallel Fund, L.P., Trident VII Professionals Fund, L.P. and Hearts Buyer Corporation.

(d)(v)*	Debt Commitment Letter, dated February 15, 2024, from Goldman Sachs Bank USA and Royal Bank of Canada and accepted and agreed to by Hearts Parent, LLC.
(f)	Section 262 of the DGCL (included as Annex F to the Definitive Proxy Statement, and incorporated herein by reference).
(g)	Not Applicable.
107*	Filing Fee Table.

* Previously Filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2024

HIRERIGHT HOLDINGS CORPORATION

By:	/s/ Guy Abramo
	Name:	Guy Abramo
	Title:	President and Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2024

HEARTS PARENT, LLC

By:	/s/ Rene Kern
	Name:	Rene Kern
	Title:	President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2024

GENERAL ATLANTIC, L.P.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP (BERMUDA) L.P.

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) EU, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC (LUX) S.À R.L.

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ William Blackwell
	Name:	William Blackwell
	Title:	Manager B

GAP COINVESTMENTS III, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS V, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC GENPAR (LUX) SCSp

By:	GENERAL ATLANTIC (LUX) S.À R.L., its general partner

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ William Blackwell
	Name:	William Blackwell
	Title:	Manager B

GENERAL ATLANTIC PARTNERS (LUX) SCSp

By:	GENERAL ATLANTIC GENPAR (LUX) SCSp, its general partner

By:	GENERAL ATLANTIC (LUX) S.À R.L., its general partner

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ William Blackwell
	Name:	William Blackwell
	Title:	Manager B

GENERAL ATLANTIC PARTNERS AIV-1 A, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS AIV-1 B, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC (SPV) GP, LLC

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 100, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC (HRG) COLLECTIONS, L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAPCO AIV HOLDINGS, L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAPCO AIV INTERHOLDCO (GS), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GA AIV-1 B INTERHOLDCO, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GA AIV-1 B INTERHOLDCO (GS), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GA AIV-1 A INTERHOLDCO (GS), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) HRG II, L.P.

By:	GENERAL ATLANTIC (SPV) GP (BERMUDA), LLC, its general partner

By:	GAP (BERMUDA), L.P., its sole member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC (SPV) GP (BERMUDA), LLC

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its sole member

By:	GAP (BERMUDA), L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2024

TRIDENT VII, L.P.

By:	Trident Capital VII, L.P., its sole general partner

By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT VII PARALLEL FUND, L.P.

By:	Trident Capital VII, L.P., its sole general partner

By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT VII DE PARALLEL FUND, L.P.

By:	Trident Capital VII, L.P., its sole general partner

By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT VII PROFESSIONALS FUND, L.P.

By:	Stone Point GP Ltd., its sole general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT CAPITAL VII, L.P.

By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

STONE POINT GP LTD.

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

STONE POINT CAPITAL LLC

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Managing Director